UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
Griffin Capital BDC Corp.
(Name of Company)

Griffin Capital Plaza, 1520 E. Grand Avenue
El Segundo, California 90245
(Address of Principal Business Office)
(310) 469-6100
Telephone Number (including area code)
814-01080
File Number under the Securities Exchange Act of 1934

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:
☐ A. The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.
☐ B. The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.
☐ C. The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.
☐ D. The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.
☐ E. The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.
☒ F. Other. Explain the circumstances surrounding the withdrawal of election.
Basis for filing the notification of withdrawal:
Pursuant to a board and shareholder approved agreement and plan of reorganization by and between Griffin Capital BDC Corp. (“Company”) and Griffin Institutional Access Credit Fund (“Griffin Credit Fund”), a non-diversified, closed-end management investment company that is operated as an interval fund, on September 29, 2017, the Company transferred all of its assets to the Griffin Credit Fund, in exchange for Class F shares of the Griffin Credit Fund (“Reorganization Shares”) and the assumption by the Griffin Credit Fund of all of the liabilities of the Company. The Company then allocated Reorganization Shares proportionately to stockholders of the Company (“Reorganization”). As a result of the Reorganization, all of the Company’s shareholders of record as of September 29, 2017 are now shareholders of the Griffin Credit Fund. The Company has cancelled all its authorized shares and will be dissolved.

SIGNATURES
Pursuant to the requirements of the Act, the undersigned Company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of El Segundo and the State of California on the 6th day of October 2017.

Griffin Capital BDC Corp.

By: /s/ Joseph Miller
Name: Joseph Miller
Title: Chief Financial Officer

Attest: /s/ Howard S. Hirsch
Name: Howard S. Hirsch
Title: Vice President & Secretary